Exhibit 23.4

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement  of Weingarten Realty Investors on Form S-3 of our reports dated January 28, 2008 related to the combined statements of revenues and certain operating expenses of the Bourn Properties Portfolio, the Devon Properties Portfolio and the Prudential Properties Portfolio for the year ended December 31, 2006 appearing in the Current Report on Form 8-K filed with the SEC on February 20, 2008 (which reports on the statements of revenues and certain operating expenses express unqualified opinions and include explanatory paragraphs referring to the purpose of the statements), and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas
December 8, 2008